

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 17, 2016

Via E-mail
Mr. Arthur Grant Mikaelian
Chief Executive Officer and Chief Financial Officer
PetLife Pharmaceuticals, Inc.
433 N. Camden Dr.
Beverly Hills, CA 90210

> **Re:** **PetLife Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended August 31, 2015**
> **Filed January 5, 2016**
> **Form 10-K/A for the Year Ended August 31, 2015**
> **Filed January 6, 2016**
> **Form 10-Q for the Quarter Ended November 30, 2015**
> **Filed January 14, 2016**
> **File No. 0-52445**

Dear Mr. Mikaelian:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended August 31, 2015

Exhibits, Page 52

1.   We note that you did not file the officer certifications outlined in Item 601(b)(31) and
        (32) of Regulation S-K that are required to be filed as exhibits to your report. Please file
        a full amendment to your Form 10-K/A for the fiscal year ended August 31, 2015 to

include these required certifications. We remind you to include currently dated certifications that specifically refer to the amended Form 10-K.

Item 9A. Controls and Procedures, Page 38

Management's Report on Internal Control over Financial Reporting, Page 38

2.   Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Form 10-Q for Quarter Ended November 30, 2015

Item 6. Exhibits, Page 17

3.   Please revise future filings to reflect the correct company name on the exhibit list.

Exhibit 31.1

4.   We note that the certification filed as Exhibits 31.1 does not include the language regarding internal control over financial reporting in the introductory part of paragraph 4 as required by Item 601 (b)(31) of Regulation S-K. Please revise future filings to include all the required language. Please also include all the required language in the 302 certifications when you amend your Form 10-K/A for the fiscal year ended August 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng at (202) 551-5004 or Dale Welcome at (202) 551-3865 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction